02041646

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For June 21, 2002

P.E.

BBVA Banco Francés S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Reconquista 199, 1006
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

BBVA BANCO FRANCÉS S.A.

TABLE OF CONTENTS

RESOLUTIONS VOTED WITH RESPECT TO EACH ITEM OF THE AGENDA OF THE ORDINARY STOCKHOLDERS' MEETING OF BANCO FRANCES HELD ON JUNE 13, 2002, IN BUENOS AIRES, ARGENTINA

Item 1 : Election of two stockholders to approve and sign the minutes of the Stockholders' Meeting.

Mr. Juan Duggan and Mr. Gotardo Pedemonte were appointed to approve and sign the minutes of the Stockholders' Meeting.

This resolution was approved and obtained:

Votes in favor:	173,385,528	99.8841%
Votes against:	41,799	0.0241%
Abstentions:	159,444	0.0919%

Item 2: Approval of the Directors' Report, Annual Financial Statements, Report of the Inspection Committee, and Auditors' Report, for the fiscal year Number 127, ended December 31, 2001.

This resolution was approved and obtained:

Votes in favor:	161,870,876	93.2507%
Votes against:	102,688	0.0592%
Abstentions:	11,613,207	6.6901%

Item 3: Approval of the performance of the Board of Directors and Inspection Committee.

This resolution was approved and obtained:

Votes in favor:	166,865,034	96.1277%
Votes against:	61,263	0.0353%
Abstentions:	6,660,474	3.8370%

Item 4: Earnings distribution.

The Board of Directors informed that the Central Bank - through its Comunicación "A" 3574 - has suspended the payment of dividends for financial entities. Thus, this item was not voted.

Item 5: Compensation of the members of the Board of Directors for fiscal year ended December 31, 2001.

In accordance with article 261 of the Ley de Sociedades Comerciales and article 5, chapter III, of the Comisión Nacional de Valores General Resolution, Number 368, compensation to be paid to the members of the Bank's Board of Directors, in a fiscal year with no dividend payment, can not exceed 5% of computable income. Therefore, this item will be treated in a future Stockholders' Meeting to be summoned within the following 60 days.

Item 6: Compensation of the members of the Inspection Committee for the fiscal year ended December 31, 2001.

Mr. Oscar Miguel Castro, Mr. Ernesto Mario San Gil and Mrs. Andrea Nora Rey, members of the Inspection Committee, have waived their rights to receive a compensation for the fiscal year ended December 31, 2001 given that they are members of Pistrelli Diaz y Asociados, the Bank's independent accountant for auditing its Financial Statements.

Votes in favor:	173,481,607	99.9394%
Votes against:	20,397	0.0118%
Abstentions:	84,767	0.0488%

Item 7: Establishment of the number of Directors and, if necessary, ensuing election of new Directors.

Following the resignation of Mr. Gervasio Collar Zabaleta, who served as Chairman of the Board of Directors, the number of members of the Board of Directors was fixed at five and the alternate members remained in two, without any change in the actual Board

Votes in favor:	173,497,786	99.9487%
Votes against:	4,611	0.0027%
Abstentions:	84,374	0.0486%

Item 8: Election of three permanent and three alternate "síndicos" to constitute the Inspection Committee until December 31, 2002.

Public Accountants Oscar Miguel Castro, Ernesto Mario San Gil and Andrea Nora Rey were elected as permanent Síndicos for a one year term. Accountants Carlos Alberto Gindre, Ernesto Juan Cassani and Guillermo Juan Díaz were elected as alternative Síndicos for a one year term ending December 31, 2002.

Votes in favor:	173,497,087	99.9483%
Votes against:	3,327	0.0019%
Abstentions:	86,357	0.0497%

Item 9: Approval of independent accountant's compensation for auditing the Annual Financial Statements for the fiscal year January – December 2001. Appointment of an independent

accountant to audit the Annual Financial Statements for the present fiscal year.

The compensation for the independent accountant for auditing the Financial Statements for the fiscal year ended December 31, 2001, was set at Ps. 419,010.

In addition, Pistrelli, Díaz y Asociados was appointed as the Bank's independent accountant for auditing the Bank's financial statements for the fiscal year ending December 31, 2002.

Votes in favor:	173,488,576	99.9434%
Votes against:	11,841	0.0068%
Abstentions:	86,354	0.0497%

Board of Directors

Chairman:
Mr. Jaime Guardiola Romojaro (1)
Directors:
Mr. Ignacio Sánchez Asiaín Sánz (2)
Mr. Marcelo Gustavo Canestri (2)
Mr. Amadeo Vázquez (4)
Mr. Javier D´ Ornellas (5)
Alternate Directors:
Mr. Martín Zarich (6)
Mr. José María Ayala Vargas (7)

Effective through: 31-12-2003: (1), (2), (3), (4), (5), (6), (7).

Inspection Committee

Permanent Síndicos CPA Oscar Miguel Castro

	CPA Ernesto Mario San Gil
	CPA Andrea Nora Rey
Alternate Síndicos:	CPA Carlos Alberto Gindre
	CPA Ernesto Juan Cassani
	CPA Guillermo Juan Díaz

Effective through: 31-12-2002

Independent Accountants

The firm Pistrelli Díaz y Asociados, through one of its partners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO FRANCÉS S.A.

Dated: June 21, 2002

By: ____________________

Name: María Elena Siburu de López Oliva

Title: Investor Relations Manager